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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                K2 DIGITAL, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   482733 10 2
                                 (CUSIP Number)

                             David M. Warburg, Esq.
                  Brown Raysman Millstein Felder & Steiner LLP
                        120 West 45th Street, 20th Floor
                            New York, New York 10036
                                 (212) 944-1515
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 15, 2001
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note. Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on Following Pages)

                               (Page 1 of 4 pages)
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CUSIP NO. 482733 10 2                13D                  Page 2 of 5 Pages



1.         NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Gary W. Brown
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [ ]
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3.         SEC USE ONLY
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4.         SOURCE OF FUNDS*
           PF
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
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6.         CITIZENSHIP OR PLACE OF ORGANIZATION                          U.S.A.
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NUMBER               7.        SOLE VOTING POWER                       1,116,569
OF                   -----------------------------------------------------------
SHARES
BENEFICIALLY         8.        SHARED VOTING POWER                         0
OWNED                -----------------------------------------------------------
BY
EACH                 9.        SOLE DISPOSITIVE POWER                  1,116,569
REPORTING            -----------------------------------------------------------
PERSON
WITH                 10.       SHARED DISPOSITIVE POWER                    0
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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                           1,116,569
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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          [ ]
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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                23%
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14.        TYPE OF REPORTING PERSON*                                         IN
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CUSIP NO. 482733 10 2                      13D                 Page 3 of 5 Pages




ITEM 1.           SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of K2 Digital, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 30 Broad Street, 16th Floor, New York, New York 10004.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)-(c) Mr. Gary W. Brown is the Chief Operating Officer, Secretary and a Director of K2 Digital, Inc. located at 30 Broad Street, 16th Floor, New York, New York 10004.

         (d)-(f) During the last five years, Mr. Brown has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Brown is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The amount of the funds used to purchase the shares reported as beneficially owned was $250,000. All of such funds were from the personal funds of Mr. Brown.

ITEM 4.           PURPOSE OF THE TRANSACTION.

         On May 15, 2001, Mr. Brown acquired 862,069 shares of Common Stock of the Company. Mr. Brown acquired the shares for personal investment purposes and to further demonstrate to a potential investor in the Company his confidence in the Company and the alignment of his interests, as an officer and director of the Company, with the interests of the shareholders of the Company. Mr. Brown currently has no plans to acquire additional equity securities of the Company, except pursuant to the exercise of stock options granted to him as an officer and director of the Company. Mr. Brown has no plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

         (c) A sale or transfer of a material amount of assets of the Company;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
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CUSIP NO. 482733 10 2                      13D            Page 4 of 5 Pages




         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

           (a) After giving effect to the transaction described herein, Mr. Brown is the beneficial owner of 1,116,569 shares of Common Stock of the Company, representing approximately 23% of the 4,841,848 shares of Common Stock outstanding as of May 15, 2001, which number of outstanding shares includes 136,500 shares of Common Stock underlying presently exercisable options held by Mr. Brown.

         (b) Mr. Brown has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 1,116,569 shares of Common Stock owned by him.

         (c) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.
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CUSIP NO. 482733 10 2                   13D              Page 5 of 5 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 17, 2001

                                                   /s/ Gary W. Brown
                                                   -----------------------------
                                                   Gary W. Brown